GarfieldEATS

Technology | Retail | Food Tech | B2C | Food

World's 1st Fast Food Restaurant Owned by FANS

GARFIELDEATS.COM DELAWARE CITY DELAWARE





World's 1st GARFIELD Shaped Pizza

We founded it while working for my father's fast food company as VP of Marketing with master franchise for Middle East for big Canadian brands-Mr Sub, Jugo Juice, Van Houtte Cafe-owned by MTY Group, with 70 brands & 5,500 outlets & $2B in sales found in the stock exchange market TSE:MTY($57). We want to disrupt the franchise industry.

Nathen Mazri Co-Founder - Chief Entergage Officer @ GarfieldEATS



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Why you may want to support us...

1. Customers: 4000 active users - Total Users = 10,000
2. Customer Satisfaction: +70% as per in-app surveys
3. Garfield brand fan base: 17 million followers - 200 million fans worldwide. High engagement online.
4. Total Paws Issued to Date: 20,759 - 80% from in-app purchases (coin system)
5. No GMOs, No preservatives, No artificial colors, No hormones, Flour 00
6. 6000 mentions, posts, messages and comments combined per month on social media to open in their country
7. The above bullet-points are in reference to the Canadian entity (which is not conducting this offering)

The founder

MAJOR ACCOMPLISHMENTS



Nathen Mazri
Co-Founder - Chief Entergage Officer
Nathen sold his ad agency at age 24. Nathen joined VP of Marketing for Mr Sub, Jugo Juice, Van Houtte Cafe by MTY Group with 5500 outlets & $2B in sales. Nathen convinces Jim Davis, creating the WORLD'S 1st GarfieldEATS. Nathen is an Author.



Some of our investors



Pascal Haider
Pascal Haider holds master's degrees in Business Administration and International Management. He invested in several companies and serves Fortune 500 companies around the world.



In the news



FOOD&WINE | AdAge | METRO | Entrepreneur

Downloads

GarfieldEATS Rev Share Calculator.xlsx

Garfield EATS his way into the world!



Watch & Order
Collect Paws
Play
Eat
Watch
Play
20 Paws
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The Brand History

The cartoon classic, Garfield, was born in 1978 by cartoonist Jim Davis. Garfield turns 40 years old in 2018!

GarfieldEATS inspired by the 1980s most famous hungry orange cat that lives with us for more than 40 years becoming a global pop culture with over 200 million comic books sold in 80 countries and 40 languages.

The Garfield Show has 25 million views weekly worldwide.

The Garfield Hollywood feature films grossed over $340 million

The Garfield brand has left its mark on movies, television series and specials, books, stage, plays and musicals, and thousands of consumer products.



BRAND HISTORY
In 40 years, no one has ever come to me with a better thought-out plan to deliver great food in a fun and engaging way. I also admire their insistance on keeping the menu healthy and the environment safe."
JIM DAVIS (Garfield Creator & Cartoonist)



GARFIELD & FRIENDS
NIGHT IN
Available on the App Store
Get it on Google play
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The Brand Story

Garfield's favorite food come to life.

Garfield's dreams come true! GarfieldEATS is the world's 1stquick entergaging restaurant app — both *engaging + entertaining*. App users can play, watch, and order at the same time

and collect paws, a loyalty coin system, to unlock goupon offers, game levels, episodes and more.

GarfieldEATS highly anticipated Garfield-shaped pizzas, lasagna, spaghetti, and Garfield 3D dark chocolate bars, Garficcino flavored coffee, and smoothies are all on the menu to complete the Garfield tasty experience made with farm2plate (F2P) ingredients.


Play in AR
WHILE WAITING FOR YOUR DELIVERY
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Garfield loves to Entergage

Garfield believes communities deserved a fun new digital way to order *Farm2Plate* food & merch making ordering food fun and easy, or shall we call it - **"entergaging" - entertaining + engaging**. It is the most entertaining restaurant app out there !

Users can watch exclusive Garfield episodes, play Foodattack AR, order delicious food, collect Paws, unlock Goupons, track an order, share the app to earn free pizzas, and much more - *All-in-One* mobile app.


SUSTAINABLE
SOURCING
MOBILITY
PACKAGING
FARM GROWN GOODNESS
Get in touch with the Environment

Garfield loves Earth

Pizza boxes convert to pizza plate, lasagna boxes into tissue boxes, fries' box into a travel pack and more. At GarfieldEATS, we make sure your meals arrive fresh and safe in the most environmentally responsible & re-purposed packaging available called **Re-box**, a purpose for mother earth. We are committed to develop fully re-purposeful, recyclable, and compo-stable GarfieldEATS boxes for a better tomorrow. Now, that is smart!


Get in touch with the Environment
Re-box
Repurpose Packaging

Garfield loves farming

Garfield is hungry but concerned about healthy living concerns. GarfieldEATS will adhere to strict Farm2Plate supply sourcing, guaranteeing no GMOs, no preservatives, no hormones, no artificial colors, and no fertilizers.




FARM TO PLATE
F.2.P

Catering memories

Create memories with Garfield, whether it is catering for an employee appreciation day, corporate luncheon, birthday party or special event. Our happiness development managers will be happy to help you create a memorable event.


CREATE MEMORIES WITH GARFIELD
GARFIELD EATS
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www.garfieldeats.com

Friends Happiness Center

Friends Happiness Center is designed to provide digital customer support and

excellent service boosting our friends – the customers - happiness and satisfaction


Friends Happiness Center
© Paws. All rights reserved.
Happiness is an unexpected hug

World's 1st quick *entergaging* **restaurant app.**

Rise of QMR. Fall of QSR.


QUICK MOBILE RESTAURANT
SUSTAINABLE
HEALTHY FOOD
CENTRAL KITCHEN
Quick
Mobile
Restaurant
SMART
DELIVERY
QUICK & INNOVATIVE
ENTERGAGING



Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄

GarfieldEATS offers Garfield's favorite food - Garfield shaped pizza, lasagna, spaghetti, Garficcino coffee, Garfield Treats, and smoothies - (Farm 2 Plate ingredients) + Garfield merchandise.

Where will your company be in 5 years? ⌄

GarfieldEATS hopes (but not guarantees) to grow to 200 cities by 2024 as a food tech company embracing food robotics and kitchen automation to bring Garfield's favorite food to 200 million fans worldwide.

Why did you choose this idea? ⌄

We founded it while working for my father's fast food company as VP of Marketing with master franchise for Middle East for big Canadian brands-Mr Sub, Jugo Juice, Van Houtte Cafe-owned by MTY Group, with 70 brands & 5,500 outlets & $2B in sales found in the stock exchange market TSE:MTY($57). We want to disrupt the franchise industry.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

"In 41 years , no one has ever come to me with such crazy idea ", Jim Davis says. That is a fact!
Nathen Mazri creates a new concept embracing digital, health trends, and cutting edge technology different from the 50 years old brands, whom have missed the mark in today;s digital cluttered app-economy. Health trends are on the rise as well as food misconceptions and Garfield can solve it as he is able to touch peoples' heart and minds easily. Few years ago, technology was not as advanced as today where food tractability via block-chain and mobile app development has made ordering fun and easy today. Also, we were waiting for Nathen to think of it and convince Jim Davis! Mneow!

How far along are you? What's your biggest obstacle? ⌄

We have successfully launched our beta testing for the entergaging GarfieldEATS app in Dubai , a multicultural city and now opened 2 kitchens/stores in Canada. The biggest obstacle is marketing and achieving low conversion rates from install to purchase (low CPI and CPA).

Who competes with you? What do you understand that they don't? ⌄

Domino's and Pizza Hut are the largest competitors as well a regional pizza brands such as Pizza Pizza in Ontario. Garfield is capable to reach children in which big brands except for a happy meal at McDonald's suffer from aspiring to resonate with children. GarfieldEATS Kitty Kid meals can do just that responsibly with no preservatives - kitchen & fresh made only. We actually care about the future generation of tomorrow and understand the children market. We create memories and nostalgia sells as Garfield was popular in the 90s giving GarfieldEATS a classic competitive advantage. We also understand digital ordering behavior allowing us to lower overhead costs and operate mostly ghost kitchens. We also understand experience.

How will you make money? ⌄

B2C Sales
70% - Food and beverage
5% In-app purchases - Paws
20% Merchandise
5% Catering

B2B Sales (Franchisees/partners)
QMR Technology Subscription for operators
Training Fee
Marketing fee

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The marketing budget and outreach must be right. Go big or go home. Our over cluttered app-economy and hyper capitalize markets may sink a great idea with no marketing. We live on the love of our fans, first. That is our market niche initially and brand advocates - 17+ million official followers.

Are you an official licensee of Jim Davis ? ⌄

GarfieldEATS is the official licensee of Nickelodeon/Viacom and previously Paws Inc , owned by Jim Davis. Upon raising our target, Nickelodeon must be informed for necessary approvals at all times with full transparency.